ESSILOR

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

December 6, 2007

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: <u>ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)</u>

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

Véronique Gillet
VP, Investor Relations

Encl.

NEWS RELEASE

Essilor Acquires Prescription Laboratories in the United Kingdom and the United States

(Charenton-le-Pont, France – December 6, 2007 – 6:30 a.m.) – Essilor has strengthened its prescription laboratory network in Europe with the acquisition of majority stakes in **Sinclair Optical Services** and **United Optical**, two independent laboratories in the United Kingdom. The Company has also acquired **Premier Optics, Inc., Gold Optical Enterprises, Inc.** and **GK Optical** in the United States.

Based in Gloucester, England, **Sinclair Optical** serves the entire English market with a broad array of products that includes stock lenses, prescription lenses and surface treatments. Its full-year sales amount to €8 million. **United Optical** is located in Belfast, North Ireland. It also operates a subsidiary in Athlone, Ireland that specializes in the edging and mounting of prescription safety lenses. United Optical generates full-year revenue of around €5.8 million.

In the United States, Essilor of America has acquired the assets of **Premier Optics, Inc.** and **Gold Optical Enterprises, Inc.,** two prescription laboratories located, respectively, in Belmont and Fayetteville, North Carolina. Essilor has also acquired **GK Optical**, a group of two prescription laboratories in Greenwood and Fort Wayne, Indiana. The three companies' combined full-year revenue totals $8.5 million.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity™ brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 244 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF:FP.

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 1 49 77 42 16

www.essilor.com

ESSILOR

COMMUNIQUÉ

Essilor acquiert des laboratoires de prescription au Royaume-Uni et aux Etats-Unis

Charenton-le-Pont (6 décembre 2007 – 6h30) – Essilor renforce son réseau de laboratoires de prescription européens en prenant une participation majoritaire dans **Sinclair Optical Services** et **United Optical**, deux laboratoires de prescription indépendants situés au Royaume-Uni. De même, le groupe vient d'acheter **Premier Optics, Inc., Gold Optical Enterprises, Inc.** et **GK Optical** aux Etats-Unis.

Situé à Gloucester en Angleterre, **Sinclair Optical** est un laboratoire de prescription qui couvre l'ensemble du marché anglais avec une large gamme de produits incluant des verres de stock, des verres de prescription et des traitements. Ses ventes s'élèvent à 8 millions d'euros en base annuelle.

United Optical est situé à Belfast (Irlande du Nord) et détient également une filiale spécialisée dans le taillage montage des verres de sécurité de prescription à Athlone en République d'Irlande. United Optical réalise un chiffre d'affaires d'environ 5,8 millions d'euros en année pleine.

Aux Etats-Unis, Essilor of America, filiale d'Essilor a récemment acquis les actifs de **Premier Optics, Inc.** et de **Gold Optical Enterprises, Inc.,** deux laboratoires de prescription situés à Belmont et Fayetteville en Caroline du Nord. Essilor vient également de conclure l'acquisition de **GK Optical**, un groupe de deux laboratoires de prescription à Greenwood et Fort Wayne dans l'Indiana. Le chiffre d'affaires combiné de ces sociétés représente 8,5 millions de dollars annuellement.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity™, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution. L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40. Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

www.essilor.com

NEWS RELEASE

Financial Information for the First Nine Months of 2007

Continued Strong Organic Growth,

with Revenue Up 8.5% Like-for-Like

Charenton-le-Pont, France (October 24, 2007 - 6:30 a.m.) – Essilor International, the world leader in ophthalmic optics, today announced its consolidated revenue for the nine months ended September 30, 2007.

Consolidated revenue for the first nine months

€ millions	**2007 (9 months)**	2006 (9 months)	% change	**Like-for-like change***
Consolidated revenue	**2,200.1**	2,022.6	8.8%	**8.5%**
Europe	***987.0***	*895.3*	*10.2%*	***7.4%***
North America	***932.4***	*882.9*	*5.6%*	***8.3%***
Asia-Pacific	***200.9***	*175.9*	*14.2%*	***12.8%***
Latin America	***79.8***	*68.5*	*16.5%*	***15.3%***

(*)Based on a comparable scope of consolidation and at constant exchange rates.

Consolidated revenue for the first nine months of 2007 totaled €2.2 billion, representing an increase of 8.8% on a reported basis and 8.5% like-for-like. Changes in scope of consolidation accounted for 3.8% of growth, corresponding mainly to acquisitions made since the beginning of the year and, to a lesser extent, to businesses acquired in 2006. The currency effect was a negative 3.6%.

Like-for-like growth matched the first-half 2007 rate of 8.5%, once again significantly exceeding the Company's trend rate. This performance was attributable to:

- Around 5% growth in lens sales volume in the first nine months, outperforming the market.
- The roughly 3.5% impact of favorable changes in the price mix.

Essilor is enjoying strong demand for new generation lenses offering new materials, optical designs or coatings. Sales of medium and high-index lenses and photochromic lenses are particularly robust. In all, value-added lenses now account for over half of the Company's total lens sales.

Consolidated revenue for the third quarter

€ millions	**Q3 2007**	Q3 2006	% change	**Like-for-like change***
Consolidated revenue	**723.3**	660.3	9.5%	**8.6%**
Europe	***311.3***	*288.9*	*7.8%*	***5.0%***
North America	***310.0***	*286.9*	*8.0%*	***10.7%***
Asia-Pacific	***72.3***	*59.2*	*22.1%*	***13.5%***
Latin America	***29.7***	*25.3*	*17.6%*	***12.9%***

(*)Based on a comparable scope of consolidation and at constant exchange rates.

Revenue rose 9.5% in the third quarter. Like-for-like growth was a high 8.6%, in line with the rates of 8.1% and 8.9% achieved in the first and second quarters respectively. The currency effect stabilized at a negative 3.6%, while the effect of changes in scope of consolidation was slightly greater, at 4.4%.

By region, growth accelerated in North America, led by the prescription laboratory network which enjoyed significant momentum. After two strong quarters, sales growth in Europe returned to a level in line with the trend rate, with good performances in Southern, Central and Eastern Europe. The Asia-Pacific and Latin America regions continued to advance, helped by double-digit growth in India, China, the ASEAN countries and Brazil.

Acquisitions

During the third quarter, Essilor announced the acquisition of **KBco,** a US-based distributor positioned in the fast-growing polarized lens market. The Company also acquired **SentralSlip,** a Norwegian lens edging and mounting laboratory that is in line to become the local distributor for BBGR and for Nikon lenses.

In all, Essilor has acquired 11 companies since January 1, representing full-year revenue of €140 million for a total investment of €125 million.

Share buyback program

In late September and early October, Essilor bought back 400,000 Oceane convertible bonds due 2010, representing the equivalent of 800,000 shares. Representing 7% of the original 2003 issue, the 400,000 bonds were bought back at a total cost of €35.9 million. Following these transactions, there are currently 4,845,264 bonds outstanding, representing 80.2% of the original issue.

During the third quarter, the Company also bought back 500,000 Essilor shares for €22 million. These shares will be cancelled.

The buybacks are part of the policy implemented by the Company since 2003 to offset the dilution resulting from its stock option and performance share grant plans.

ESSILOR

Cash position

During the third quarter, Essilor's net cash position increased by some €90 million. This increase, which was achieved despite the high level of financial investment and capital expenditure, was in line with the trend observed in prior years due to the normal seasonal fluctuations in business.

A conference call will be held today at 10:00 a.m. CET.

The number to dial is: +44 (0)161 601 8918

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20071024-19A92C3C/en/

2008 financial calendar

2007 revenue announcement: Thursday, January 24, 2008

2007 results announcement: Thursday, March 6, 2008

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear®, Essilor® and Definity™ brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 244 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF:FP).

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 (0) 1 49 77 42 16

www.essilor.com

ESSILOR

COMMUNIQUÉ

Information financière 9 mois 2007

Une croissance organique des ventes toujours forte : + 8,5 %

Charenton-le-Pont (24 octobre 2007 - 6h30) - Au 30 septembre 2007, le chiffre d'affaires consolidé d'Essilor International, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

Chiffre d'affaires consolidé – 9 mois

En millions d'euros	**30/09/2007**	30/09/2006	Variation publiée	**Croissance organique ***
Chiffre d'affaires consolidé Groupe	**2 200,1**	2 022,6	+ 8,8 %	**+ 8,5 %**
Europe	***987,0***	*895,3*	*+ 10,2 %*	***+ 7,4 %***
Amérique du Nord	***932,4***	*882,9*	*+ 5,6 %*	***+ 8,3 %***
Asie Océanie	***200,9***	*175,9*	*+ 14,2 %*	***+ 12,8 %***
Amérique latine	***79,8***	*68,5*	*+ 16,5 %*	***+ 15,3 %***

(*) À structure et taux de change constants.

Le chiffre d'affaires consolidé d'Essilor s'élève à 2,2 milliards d'euros en progression de 8,5 % à structure et taux de change constants et de 8,8 % en variation publiée. L'effet de périmètre représente + 3,8 % ; il est constitué des acquisitions de 2007 pour l'essentiel et, dans une moindre mesure, de celles de 2006. L'effet de change est de – 3,6 %.

Rappelons qu'au 30 juin 2007, la croissance organique du chiffre d'affaires consolidé était également de 8,5 %.

La croissance organique du groupe se maintient donc à un niveau nettement supérieur à sa tendance historique. Elle s'explique par :

- une hausse des volumes de verres d'environ 5 % à fin septembre, supérieure à celle du marché.
- un effet prix-mix de l'ordre de 3,5 %.

Essilor bénéficie d'une forte demande pour les verres de nouvelles générations, tant en ce qui concerne les matériaux que les designs optiques et les traitements.

En particulier, les verres à moyens et hauts indices, ainsi que les verres photochromiques, sont très bien orientés. Au total, l'ensemble des verres à valeur ajoutée représente maintenant plus de la moitié des verres vendus par le groupe.

Chiffre d'affaires consolidé – 3ème trimestre

En millions d'euros	**3ème trim. 2007**	3ème trim. 2006	Variation publiée	**Croissance organique ***
Chiffre d'affaires consolidé Groupe	**723,3**	660,3	+ 9,5 %	**+ 8,6 %**
Europe	***311,3***	*288,9*	*+ 7,8 %*	***+ 5,0 %***
Amérique du Nord	***310,0***	*286,9*	*+ 8,0 %*	***+ 10,7 %***
Asie Océanie	***72,3***	*59,2*	*+ 22,1 %*	***+ 13,5 %***
Amérique latine	***29,7***	*25,3*	*+ 17,6 %*	***+ 12,9 %***

(*) À structure et taux de change constants.

Au 3ème trimestre 2007, le chiffre d'affaires consolidé d'Essilor affiche une augmentation de 9,5 %. La croissance organique soutenue du groupe (+ 8,6 %) est, globalement, dans la droite ligne des 1er et 2ème trimestres (respectivement 8,1 % et 8,9 %). L'effet de change se stabilise à – 3,6 % et l'effet périmètre s'accroît légèrement à 4,4 %.

Par région, la croissance s'est accélérée en Amérique du Nord tirée par la dynamique du réseau de laboratoires de prescription. Après deux trimestres forts, l'Europe revient au niveau de sa tendance historique avec de bonnes performances, notamment en Europe du Sud et du Centre ainsi que dans les pays de l'Est. L'Asie - Océanie, comme l'Amérique latine, poursuivent sur leur lancée avec des croissances à deux chiffres en Inde, en Chine, dans les pays de l'Asean et au Brésil.

Acquisitions

Au cours du 3ème trimestre, Essilor a annoncé l'acquisition de **KBco**, un distributeur américain de verres polarisés, pour renforcer sa présence dans ce segment de marché en forte croissance. Le groupe a également réalisé l'achat de **SentralSlip** en Norvège, un laboratoire de taillage-montage qui va devenir le distributeur de BBGR et des verres Nikon dans ce pays.

Au total, depuis le 1er janvier, le groupe a réalisé 11 opérations de croissance externe, soit un chiffre d'affaires additionnel de l'ordre de 140 millions d'euros en année pleine, pour un prix d'achat de 125 millions d'euros.

Rachat de titres

Fin septembre – début octobre, Essilor a procédé au rachat de 400 000 obligations à option de conversion et/ou d'échange en actions nouvelles ou existantes (OCEANE) à échéance 2010, soit l'équivalent de 800 000 titres. Ces 400 000 obligations représentent 7 % du montant initialement émis et un investissement global de 35,9 millions d'euros. Il reste désormais 4 845 264 OCEANES en circulation, soit 80,2 % du total émis en 2003.

De plus, au cours du troisième trimestre, le groupe a acquis, pour un montant de 22 millions d'euros, 500 000 actions Essilor qui ont vocation à être annulées.

Ces opérations s'inscrivent dans le cadre de la politique mise en oeuvre par Essilor depuis 2003 et qui a pour objectif de compenser la dilution induite par les plans d'options de souscription d'actions et d'actions de performance.

Trésorerie

Au cours du 3ème trimestre, l'excédent de trésorerie d'Essilor s'est accru d'environ 90 millions d'euros. Malgré un niveau important d'investissements financiers et industriels, cet accroissement est en ligne avec la tendance des années précédentes en raison de l'effet de saisonnalité habituel de l'activité du groupe.

Une conférence téléphonique aura lieu ce jour à 9 heures.

Le numéro à composer est : 01 72 28 01 40

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20071024-19A92C3C/fr/

Calendrier 2008 des publications et réunions

Chiffre d'affaires annuel 2007 : jeudi 24 janvier 2008.

Résultats de l'exercice 2007 : jeudi 6 mars 2008

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear®, Essilor® et Definity™, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution. L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40. Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

www.essilor.com

ESSILOR

NEWS RELEASE

Essilor Strengthens Its Polarized Lens Distribution Network with the Acquisition of KBco

Charenton-le-Pont, France (October 2, 2007 – 6:30 a.m.) - Essilor of America, a subsidiary of Essilor International, has acquired a majority stake in KBco, one of the largest polarized lens distributors in the United States.

Created in 1987 and based in Centennial, Colorado, KBco generates sales of around $31 million. A recognized specialist in polarized lenses for the US ophthalmic optics industry, it supplies retail chains and eye care professionals with a broad offering of innovative high quality products.

The acquisition enhances Essilor's portfolio of value-added corrective sun lenses and expands its presence in the fast-growing polarized segment.

KBco will keep its current management team.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear®, Definity™ and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 244 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF:FP.

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 1 49 77 42 16

www.essilor.com

ESSILOR

COMMUNIQUÉ

Essilor se renforce dans le verre polarisé avec l'acquisition de KBco

Charenton-le-Pont (2 octobre 2007- 6h30) - Essilor of America, filiale d'Essilor International aux Etats-Unis, a pris une participation majoritaire dans la société **KBco**, un des distributeurs les plus importants de verres polarisés sur le marché américain.

Créé en 1987, KBco est situé à Centennial (Colorado) et réalise un chiffre d'affaires de 31 millions de dollars environ. KBco est reconnu comme le spécialiste du verre polarisé dans l'industrie du verre ophtalmique aux Etats-Unis et possède une large offre de produits innovants pour ses clients, opticiens/optométristes indépendants et chaînes d'optiques.

Cette acquisition enrichit le portefeuille d'Essilor dans les verres solaires correcteurs à valeur ajoutée et renforce la présence du groupe dans ce segment en forte croissance.

KBco conservera son équipe de direction actuelle.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear®, Definity™ et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution. L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40. Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

www.essilor.com

NEWS RELEASE

Sustained Business Levels in the First Half

Contribution Margin at 18.1%, an All-Time High

Charenton-le-Pont, France, (August 30, 2007 – 6:30 a.m.) - The Board of Directors of Essilor International, the world leader in ophthalmic optics, has approved the financial statements for the six months ended June 30, 2007.

€ millions	**First-half 2007**	First-half 2006	% change
Revenue	**1,476.9**	1,362.4	8.4%
Contribution margin	**18.1%**	17.8%	-
Profit attributable to equity holders of Essilor International	**181.7**	164.1	10.7%
Basic earnings per share (in €)(1)	**0.88**	0.80	9.9%

(1) Adjusted for the two-for-one stock split on July 16, 2007

The highlights of the first half were:

- Strong 8.5% organic growth, led by sustained demand, an improvement in the product mix and higher volumes.
- The success of new products, notably progressive and anti-reflective lenses.
- A further improvement in profitability with a contribution margin higher than the 17.9% reported for full-year 2006.
- A 9.9% increase in basic earnings per share.
- An ongoing external growth strategy, with the acquisition of nine companies or their assets representing an additional €118 million in full year revenue.
- Substantial capital spending (€107 million) and financial investment (€111.3 million).

This performance is especially satisfying given the high basis of comparison in first-half 2006.

In the second half, Essilor will pursue its strategy of implementing valued-added products and developing in the international marketplace. For the full year, the Company expects to report high quality financial results, confirming once again its steady growth.

A conference call will be held today at 2:00 p.m., Paris time.

- The number to dial is: +44 (0)207 750 99 23
- It will be webcast live and available for later listening at: http://hosting.3sens.com/Essilor/20070830-5CF628F2/en
- A presentation of the first-half 2007 results can also be downloaded at: http://www.essilor.com/InvestorRelations/Library/Slides.htm

Regulatory Information:

The Interim Financial Report can be downloaded from the Company's website, www.essilor.com, in the Shareholders/Investors section, under Regulatory Information, or by clicking on: http://www.essilor.com/InvestorRelations/Library/FinancialReport.htm.

Next financial announcement:

Nine-month financial information: October 24, 2007

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 244 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF:FP.

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 1 49 77 42 16

ESSILOR

MANAGEMENT REPORT

First-Half 2007

€ millions	**First-half 2007**	First-half 2006	% change
Revenue	**1,476.9**	1,362.4	8.4%
Contribution from operations(1) *Contribution margin*	**267** ***18.1%***	242.8 *17.8%*	10.0%
Operating profit	**252.9**	229.3	10.3%
Profit attributable to equity holders of Essilor International *% of revenue*	**181.7** ***12.3%***	164.1 *12.0%*	10.7%
Basic earnings per share (in €)(2)	**0.88**	0.80	9.9%

(1) Operating profit before compensation costs of share-based payments, restructuring costs and other expenses, and goodwill impairment.

(2) Adjusted for the two-for-one stock split on July 16, 2007.

Revenue up 8.4% to €1,476.9 million

Essilor's consolidated revenue for the six months ended June 30, 2007 rose by 8.4% as reported and by 8.5% like-for-like. Changes in the scope of consolidation boosted revenue by 3.5%, reflecting the contributions of the businesses acquired in 2006 and in the first half of 2007. The currency effect was a negative 3.6%.

Organic growth was led by various factors:

- Strong demand in all regions worldwide throughout the period.
- An accelerated improvement in the price mix and higher volumes, which contributed equally to growth. Unit sales of medium and high-index, progressive and photochromic lenses were especially robust.
- The success of new products, in particular the progressive lens marketed under the Anateo™ brand (for BBGR in Europe) and the Accolade™ brand (for optical chains and cooperatives in the rest of the world), the Crizal® anti-reflective, antistatic lens, and the Varilux Physio® progressive lens launched in early 2006.

Revenue by region

€ millions	**First-half 2007**	First-half 2006	Reported change	Like-for-like change*
Europe	***675.7***	*606.4*	*11.4%*	*8.5%*
North America	***622.4***	*596.0*	*4.4%*	*7.1%*
Asia-Pacific	***128.7***	*116.8*	*10.2%*	*12.4%*
Latin America	***50.1***	*43.2*	*15.9%*	*16.7%*

**Based on a comparable scope of consolidation and at constant exchange rates.*

Nine acquisitions since January 1, 2007

Essilor acquired nine companies or their assets during the first half. Together, they represent additional full-year revenue of €118 million for a total investment of €101.7 million.

- In Europe the Company acquired a majority stake in the **Novacel** group, with annual revenue of €39 million.
- In the United States, Essilor acquired **OOGP** ($50 million in revenue), **Beitler McKee Optical Company** ($13 million), **Sutherlin Optical Company** ($13 million), **Personal Eyes** ($2 million), and purchased the prescription safety eyewear assets of **Dispensers Optical Service Corp.** ($5 million).
- In Canada, Essilor acquired a majority interest in **Optique Cristal Inc**, with revenue of C$2 million.
- In Singapore, Essilor acquired a 51% stake in **Integrated Lens Technology Pte Ltd**, with revenue of €13 million.
- In China, Nikon Essilor acquired all outstanding shares in **Nikon Beijing**, its local distributor.

Gross profit up 7.9% to €854.8 million

Gross margin (revenue less cost of sales, expressed as a percentage of revenue) stood at 57.9%, compared with 58.2% in first-half 2006. In the Company's core businesses, the product mix showed a satisfactory improvement. However, Essilor's 2007 acquisitions, especially OOGP (contact lens distribution) and Novacel (lens distribution), adversely affected gross margin since these companies operate in different segments and have different business models from the rest of the Company in terms of capital employed and margins.

Operating expenses up 6.9% to €587.8 million

Operating expenses rose less quickly than revenue and accounted for 39.8% of consolidated revenue in first-half 2007, versus 40.3% in the prior-year period, when they totaled €549.7 million.
Operating expenses comprised:

- R&D and engineering costs representing 4.8% of consolidated revenue, versus 4.6% in the first six months of 2006, and amounting to €69.1 million (net of a €1.7 million tax credit).
- Selling and distribution costs of €326.9 million (22.1% of revenue compared with 22.8% in the previous-year period).
- Other operating expenses of €191.8 million (13% of revenue versus 13.1% in first-half 2006).

The Company continued to invest in research and development while maintaining tight control over spending.

Contribution from operations up 10.0% to €267 million

As a percentage of revenue, contribution from operations stood at 18.1%, above the full-year contribution of 17.9% in 2006.
This solid performance reflects a favorable product mix driven by sustained demand in all regions as well as new products, productivity gains and a limited increase in operating costs.

Operating profit up 10.3% to €252.9 million

"Other income and expenses from operations" and "Gains and losses on asset disposals" together represented a net expense of €14.1 million (compared with €13.6 million in first-half 2006), of which €10.7 million in compensation costs on employee stock ownership plans, stock options and performance share grants.
Operating profit represented 17.1% of consolidated revenue.

Finance costs net of €5.5 million

Finance costs and other financial income and expenses represented a net expense of €5.5 million compared with €13.5 million in first-half 2006. This reflected an improvement in net cash and cash equivalents, and the reduced impact of exchange losses and changes in the fair value of financial instruments.

Profit attributable to equity holders of Essilor International up 10.7% to €181.7 million

Net profit totaled €183.7 million, an increase of 11%. It comprised:

- Income tax expense of €79.1 million. The 32% effective tax rate compared with 30.7% for first-half 2006. The higher rate stemmed mainly from the increased contribution to profit of entities in North America, the Company's highest tax region.
- The share of profit from associates—VisionWeb, Sperian Protection (formerly Bacou-Dalloz) and Transitions—which amounted to €15.3 million, versus €16.1 million in first-half 2006. Profit from Transitions declined slightly to €10.1 million, from €12.1 million for the prior-year period, because of a substantial currency effect, the concentration of marketing costs in the first half and restructuring costs related to the plant closing in Australia.

Profit attributable to equity holders of the parent was 10.7% higher, at €181.7 million. Earnings per share rose by 9.9% to €0.88 (adjusted for the July 16, 2007 stock split).

Inventories

Inventories amounted to €397 million at June 30, 2007, compared with €371 million one year earlier, a 7% increase. The like-for-like increase was 2.6%, significantly below the rate of revenue growth.

Investments

Capital expenditure net of divestments totaled €107 million or 7.2% of consolidated revenue.
Financial investments net of disposals amounted to €111.3 million. Of this amount, acquisitions accounted for €101.7 million, while buybacks of shares under the liquidity contract accounted for €9.6 million.

Cash Flow Statement

€ millions			
Net cash from operations	**235**	Capital expenditure net of disposals(1)	**107**
Proceeds from employee share issue	**20**	Change in WCR and provisions	**71**
Decline in net cash and cash equivalents	**141**	Dividends	**113**
Effect of changes in exchange rates and in the scope of consolidation	**7**	Financial investments net of the proceeds from disposals(1)	**111**

(1) In all, the proceeds from disposals of property, plant and equipment and non-current financial assets totaled €1.7 million in first-half 2007.

Net cash and cash equivalents declined to €69 million, from €210 million at year-end 2006 as the Company's high profitability and robust performance enabled it to pursue an ambitious program of industrial and financial investment and increase dividends.

Net cash and cash equivalents were also affected by the usual seasonal impact of annual volume discount payments to customers, which are concentrated in the first half.

Related party transactions/Risks and uncertainties

In first-half 2007, the nature of transactions with related parties, consolidated subsidiaries and associates did not change significantly compared to the description in the 2006 Registration Document. Similarly, risks and uncertainties affecting business for the months ahead are still in line with the analysis in Chapter 4 of the Registration Document.

Outlook

In the second half, Essilor will pursue its strategy of implementing valued-added products and developing in the international marketplace. For the full year, the Company expects to report high quality financial results, confirming once again its steady growth.

ESSILOR

COMMUNIQUÉ

Une activité soutenue au premier semestre

La marge de contribution atteint 18,1 %, son plus haut niveau

Charenton-le-Pont (30 août 2007, 6h30) - Le Conseil d'Administration d'Essilor International, numéro un mondial de l'optique ophtalmique, a arrêté les comptes du premier semestre de l'exercice 2007 au 30 juin 2007 :

En millions d'€	**1er semestre 2007**	1er semestre 2006	Variation
Chiffre d'affaires	**1 476,9**	1 362,4	+ 8,4 %
Marge de contribution	**18,1 %**	17,8 %	-
Résultat net part du groupe	**181,7**	164,1	+ 10,7 %
Résultat net par action (en €) (1)	**0,88**	0,80	+ 9,9 %

(1) Après division du nominal du titre par 2 le 16 juillet 2007.

Les faits marquants du premier semestre sont :

- Une forte croissance organique (8,5 %) liée à une activité soutenue et à une progression du mix produit et des volumes ;
- Le succès des nouveaux produits, notamment des verres progressifs et des verres antireflet ;
- Une nouvelle augmentation de la rentabilité du groupe avec une marge de contribution qui atteint un niveau supérieur à celui de l'ensemble de l'exercice 2006 (17,9 %) ;
- Une progression du résultat net par action de 9,9 % ;
- La poursuite de la politique d'acquisitions, confirmée par l'achat de 9 sociétés, qui représentent un chiffre d'affaires en année pleine de 118 millions d'euros ;
- Des investissements industriels (107 millions d'euros) et financiers (111,3 millions d'euros) importants.

Cette performance est d'autant plus satisfaisante qu'elle se compare à un premier semestre 2006 particulièrement élevé.

Pour la deuxième partie de l'année, Essilor poursuivra sa stratégie de déploiement de produits à valeur ajoutée et sa politique de développement international. L'ensemble de l'exercice 2007 devrait permettre de dégager des résultats de qualité confirmant, une nouvelle fois, la régularité de la croissance d'Essilor.

Une conférence téléphonique aura lieu ce jour à 9h00.

- Le numéro à composer est : 01 72 30 96 56
- La conférence sera retransmise en direct et en différé sur Internet, et accessible par le lien suivant : http://hosting.3sens.com/Essilor/20070830-5CF628F2/fr
- Une présentation powerpoint des résultats semestriels 2007 est accessible par le lien suivant : http://www.essilor.com/InvestorRelations/Library/Slides.htm

Information Réglementée :

Le rapport financier semestriel est disponible sur le site www.essilor.com, rubrique Actionnaires/Investisseurs, Information Réglementée, ou en cliquant directement sur le lien suivant : http://www.essilor.com/InvestorRelations/Library/FinancialReport.htm

----

Prochain rendez-vous :

L'information financière du 3e trimestre sera publiée le mercredi 24 octobre 2007.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution. L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40. Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

RAPPORT D'ACTIVITÉ

1er semestre 2007

En millions d'€	**1er semestre 2007**	1er semestre 2006	Variation
Chiffre d'affaires	**1 476,9**	1 362,4	+ 8,4 %
Contribution de l'activité [1]	**267**	242,8	+ 10,0 %
Marge de contribution	***18,1 %***	*17,8 %*	
Résultat opérationnel	**252,9**	229,3	+ 10,3 %
Résultat net part du groupe	**181,7**	164,1	+ 10,7 %
En % du CA	***12,3 %***	*12,0 %*	
Résultat net par action (en €) [2]	**0,88**	0,80	+ 9,9 %

(1) Résultat opérationnel avant paiement en actions, frais de restructuration et autres charges, et avant dépréciation des survaleurs.

(2) Après division du nominal du titre par 2 le 16 juillet 2007.

Chiffre d'affaires : + 8,4 % à 1 476,9 millions d'euros

Le chiffre d'affaires consolidé d'Essilor au 30 juin 2007 a progressé de 8,4 %, dont 8,5 % en base homogène. L'effet de périmètre (+ 3,5 %) recouvre les acquisitions effectuées en cours d'année 2006 ainsi que les acquisitions du premier semestre 2007. L'effet de change a représenté – 3,6 %.

La croissance organique du groupe a reposé sur :

- Une forte activité dans toutes les régions du monde tout au long du semestre.
- Une augmentation de l'effet prix mix et des volumes à parité égale. En volume, les verres à moyens et hauts indices, les verres progressifs et les verres photochromiques Transitions® ont enregistré une demande soutenue.
- Un attrait important pour les nouveaux produits incluant, notamment, le verre progressif commercialisé sous les noms Anateo™ (pour BBGR en Europe) et Accolade™ (pour la distribution organisée dans le reste du monde), le verre antireflet Crizal® aux propriétés antistatiques et Varilux Physio®, le verre progressif lancé au début de 2006.

Chiffre d'affaires par région

En millions d'euros	**1er semestre 2007**	1er semestre 2006	Variation publiée	Croissance organique (*)
Europe	***675,7***	*606,4*	*+ 11,4 %*	*+ 8,5 %*
Amérique du Nord	***622,4***	*596,0*	*+ 4,4 %*	*+ 7,1 %*
Asie-Océanie	***128,7***	*116,8*	*+ 10,2 %*	*+ 12,4 %*
Amérique latine	***50,1***	*43,2*	*+ 15,9 %*	*+ 16,7 %*

(*) à structure et taux de change comparables.

9 acquisitions depuis le 1er janvier 2007

Au cours du semestre, Essilor a réalisé l'achat de 9 sociétés (ou de leurs actifs). L'ensemble représente un chiffre d'affaires additionnel de 118 millions d'euros en année pleine pour un montant d'investissement de 101,7 millions d'euros.

- En Europe, Essilor a pris une participation majoritaire dans le groupe **Novacel** (CA : 39 millions d'euros).
- Aux Etats-Unis, le groupe a acquis **OOGP** (CA : 50 millions de dollars), **Beitler McKee Optical Company** (CA : 13 millions de dollars) **Sutherlin Optical Company** (CA : 13 millions de dollars) **Personal Eyes**, (CA : 2 millions de dollars) et acheté les actifs de l'activité lunettes de sécurité de **Dispensers Optical Service Corp.** (CA : 5 millions de dollars).
- Au Canada, Essilor a pris une participation majoritaire dans **Optique Cristal Inc.** (2 millions de dollars canadiens).
- A Singapour, Essilor a pris 51 % de **Integrated Lens Technology Pte Ltd** (CA : 13 millions d'euros).
- En Chine, Nikon Essilor a acheté 100 % de **Nikon Beijing**, son distributeur local.

Marge brute : + 7,9 % à 854,8 millions d'euros

La marge brute (chiffres d'affaires – coût des ventes) atteint 57,9 % du chiffre d'affaires contre 58,2 % pour le 1er semestre 2006. Dans les activités de base du groupe, le mix produit a eu une progression satisfaisante. En revanche, deux acquisitions de 2007, OOGP (distribution de lentilles de contact) et Novacel (distribution de verres), ont entraîné une dilution de la marge brute, car ces sociétés opèrent sur des segments de marchés différents avec des modèles d'activité non similaires à ceux du reste du groupe en termes de capitaux propres et de rentabilité.

Charges d'exploitation : + 6,9 % à 587,8 millions d'euros

Les charges d'exploitation ont progressé moins vite que le chiffre d'affaires du groupe et représentent 39,8 % au 1er semestre 2007 contre 40,3 % au 1er semestre 2006 (549,7 millions d'euros).

Elles comprennent :

- Les frais de recherche, de développement et d'ingénierie, qui s'élèvent à 4,8 % du chiffre d'affaires contre 4,6 % en 2006, représentent 69,1 millions d'euros, déduction faite d'un crédit d'impôt de 1,7 million au 1er semestre 2007.
- Les coûts commerciaux et de distribution pour 326,9 millions d'euros, soit 22,1 % du chiffre d'affaires 2007 contre 22,8 % au 1er semestre 2006.
- Les autres charges d'exploitation pour 191,8 millions d'euros, soit 13 % du chiffre d'affaires consolidé contre 13,1 % au 1er semestre 2006.

Le groupe a poursuivi ses investissements en recherche et développement tout en conservant la maîtrise de ses dépenses.

Contribution de l'activité : + 10,0 % à 267 millions d'euros

La marge de contribution atteint 18,1 % du chiffre d'affaires, soit un niveau supérieur à celui de l'ensemble de l'exercice 2006 (17,9 %).

Ce haut niveau de performance reflète la qualité du mix produit liée à l'activité soutenue dans l'ensemble du groupe et aux nouveaux produits ainsi que les gains de productivité réalisés et la croissance modérée des dépenses d'exploitation.

Résultat opérationnel : + 10,3 % à 252,9 millions d'euros

Le poste Autres produits/Autres charges et Résultat des cessions d'actifs s'est établi à - 14,1 millions d'euros (- 13,6 millions d'euros au 1er semestre 2006) dont 10,7 millions de charges au titre des *stock options*, des plans d'épargne en actions et de la distribution d'actions de performance.

Le résultat opérationnel atteint 17,1 % du chiffre d'affaires du groupe.

Résultat financier : - 5,5 millions d'euros

Le résultat financier a représenté une charge de 5,5 millions d'euros, en forte diminution par rapport au 1er semestre 2006 (-13,5 millions d'euros), reflétant l'amélioration de la trésorerie nette et l'impact plus réduit des coûts relatifs au change et à la variation de valeur des instruments financiers.

Résultat net part du groupe : + 10,7 % à 181,7 millions d'euros

Le résultat net consolidé du groupe a crû de 11 % à 183,7 millions d'euros. Il inclut :

- un montant d'impôt sur les sociétés de 79,1 millions d'euros soit un taux effectif de 32 % contre 30,7 % au 1er semestre 2006. Cette hausse provient, notamment, de la croissance des résultats de l'Amérique du Nord, où le taux d'imposition est plus élevé que la moyenne du groupe.

- La quote-part de résultat des sociétés mises en équivalence, VisionWeb, Sperian Protection (anciennement Bacou-Dalloz) et Transitions, pour 15,3 millions d'euros contre 16,1 millions d'euros au 1er semestre 2006. Le résultat de la société Transitions est en légère diminution (10,1 millions d'euros contre 12,1 millions d'euros) en raison d'un fort effet de change, d'une concentration des coûts marketing sur le premier semestre ainsi que des frais de restructuration liés à la fermeture de l'usine d'Australie.

Le résultat net part du groupe s'élève à 181,7 millions d'euros (+ 10,7 %) et le bénéfice net par action ressort à 0,88 euro (après division du titre le 16 juillet 2007), en progression de 9,9 %.

Stocks

Les stocks ont atteint 397 millions d'euros au 1er semestre 2007 contre 371 millions d'euros en 2006 (+ 7 %). En base homogène, l'augmentation est de 2,6 %, soit un rythme très inférieur à celui du chiffre d'affaires.

Investissements

Les investissements industriels (nets de cessions) ont représenté un montant de 107 millions d'euros, soit 7,2 % du chiffre d'affaires consolidé.

Les investissements financiers (nets de cessions) se sont élevés à 111,3 millions d'euros. Ces investissements sont liés pour 101,7 millions d'euros aux acquisitions réalisées par le groupe et, pour 9,6 millions d'euros, aux achats d'actions réalisés dans le cadre du contrat de liquidité.

Tableau de financement

En millions d'euros			
Ressources d'exploitation	**235**	Investissements industriels nets de cessions (1)	**107**
Augmentation de capital (salariés)	**20**	Variation BFR et provisions	**71**
Diminution de la trésorerie nette	**141**	Dividendes	**113**
Change et périmètre	**7**	Investissements financiers nets de cessions (1)	**111**

(1) Les cessions d'immobilisations corporelles et financières ont représenté 1,7 millions d'euros au 1er semestre 2007.

Au 1er semestre 2007, l'excédent de trésorerie du groupe s'est réduit pour atteindre 69 millions d'euros contre 210 millions d'euros fin 2006. Les bons niveaux de rentabilité et de performance du groupe ont, en effet, permis de financer un programme important d'investissements industriels et financiers ainsi qu'un montant de dividendes en augmentation.

Par ailleurs, on constate les effets traditionnels de saisonnalité des versements des remises annuelles aux clients concentrés sur le premier semestre.

Transactions avec les parties liées / Risques et incertitudes

Au 30 juin 2007, la nature des transactions avec les parties liées, sociétés consolidées par intégration proportionnelle et sociétés consolidées par mise en équivalence, n'a pas varié de manière significative par rapport à la description qui en a été faite dans le Document de Référence au 31 décembre 2006.
De la même manière, les risques et incertitudes pesant sur l'activité pour les mois à venir demeurent, globalement, conformes à l'analyse présentée au chapitre 4 de ce même Document de Référence.

Perspectives

Pour la deuxième partie de l'année, Essilor poursuivra sa stratégie de déploiement de produits à valeur ajoutée et sa politique de développement international. L'ensemble de l'exercice 2007 devrait permettre de dégager des résultats de qualité confirmant, une nouvelle fois, la régularité de la croissance d'Essilor.

ESSILOR

NEWS RELEASE

Two-for-One Stock Split on July 16, 2007

Charenton-le-Pont, France *(July 12, 2007 – 6:30 a.m.)* – At their Annual Meeting on May 11, 2007, Essilor shareholders approved an increase in the par value of existing Essilor shares from €0.35 to €0.36 and a subsequent two-for-one stock split.

On July 16, for every €0.36 par value share held on that date, shareholders will receive two new shares with a par value of €0.18 and carrying the same dividend rights. The result of the split will be to double the total number of shares outstanding and to halve the share price.

Over the past five years, Essilor's share price has appreciated by more than 120%. The two-for-one split will make the share more affordable to new investors, particularly individuals. The split is also in line with Essilor's strategy of increasing daily trading volume to widen the share's market.

The transaction will be carried out by Euroclear France at no cost or formalities for Essilor shareholders and without any impact on their tax situation or voting rights.

On the other hand, the split will change the exchange ratio of bonds convertible into or exchangeable for new or existing shares (OCEANEs). Beginning on July 16, outstanding OCEANEs will be converted or exchanged on the basis of one bond for two new shares with a par value of €0.18.

Upon completion of the stock split, the Company's capital stock will be comprised of 208,391,936 shares with a total value of €37,510,548.48.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 244 lens finishing laboratories and local distribution networks.

The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF.FP.

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 (0) 1 49 77 42 16

www.essilor.com

ESSILOR

COMMUNIQUE

Le 16 juillet 2007,

Essilor divise par deux le nominal de son action

Charenton-le-Pont, (le 12 juillet 2007- 6h30) - L'assemblée générale mixte des actionnaires d'Essilor du 11 mai 2007 a approuvé l'augmentation du nominal des actions existantes de 0,35 € à 0,36 € et la division de cette nouvelle valeur par deux.

Le 16 juillet, chaque action de 0,36 € sera échangée contre deux actions nouvelles de 0,18 € et de même jouissance. En conséquence, le nombre d'actions composant le capital social sera multiplié par deux et le titre se négociera sur la base d'un cours divisé par deux.

Le cours du titre Essilor a progressé de près de 120 % au cours des 5 dernières années. Ainsi, la division du nominal rend le titre plus accessible à de nouveaux actionnaires, et notamment aux actionnaires individuels. Cette opération s'inscrit également dans la volonté du groupe d'augmenter la liquidité du titre en facilitant les volumes d'échanges quotidiens.

L'opération sera réalisée par Euroclear France sans frais, sans formalité, sans impact fiscal et sans perte de droit pour tous les actionnaires d'Essilor.

Par ailleurs, la division du nominal de l'action modifie la parité d'échange des obligations convertibles et/ou échangeables en actions nouvelles et/ou existantes (OCEANE) ; l'OCEANE sera, à partir du 16 juillet, convertible ou échangeable contre deux actions nouvelles de nominal 0,18 €.

A l'issue de l'opération de division du titre, le capital de l'entreprise sera composé de 208 391 936 actions représentant un montant de 37 510 548, 48€.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF.FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

www.essilor.com

ESSILOR

NEWS RELEASE

First-Half 2007 Revenue
Up 12% at Constant Exchange Rates

Charenton-le-Pont, France *(July 12, 2007 – 6:30 a.m.)* – Essilor, the world leader in ophthalmic optics, today announced its consolidated revenue for the six months ended June 30, 2007.

(in € millions)	**1st half 2007**	1st half 2006	**Reported change**	**Like-for-like change***
Consolidated revenue	**1,475.6**	1,362.4	**8.3%**	**8.4%**

**Based on a comparable scope of consolidation and at constant exchange rates.*

Following a solid 8.1% like-for-like increase in the first three months of the year, revenue rose by a very strong 8.7% like-for-like in the second quarter, resulting in an overall gain of 8.4% for the half. Note that the year-earlier basis of comparison was high, reflecting the 8.7% gain in first-half 2006.

The first six months of 2007 saw an increase in unit sales, especially in medium and high-index, progressive and photochromic lenses. Essilor also benefited from the rollout of new products, in particular the progressive lens marketed under the Anateo™ brand (for BBGR in Europe) and the Accolade™ brand (for optical chains and cooperatives in the rest of the world), the anti-reflective, antistatic Crizal® Alizé® lens and the Varilux Physio® progressive lens launched in early 2006.

Changes in the scope of consolidation, which mainly concerned the initial acquisitions made in 2007, boosted revenue by 3.6% in the first half. These acquisitions, which included Novacel in Europe, OOGP in the United States and ILT in Singapore, will add €118 million to revenue at a total cost of €101 million. Changes in the scope of consolidation also reflected acquisitions made in 2006.

Although the currency effect remained unfavorable, it decreased in the second quarter to a negative 2.4%, resulting in a negative 3.7% for the half. The trend was mainly due to the appreciation of the euro against most other currencies.

Revenue by region

(in € millions)	1st half 2007	1st half 2006	Reported change	Like-for-like change*
Europe	***675.2***	*606.4*	*11.3%*	*8.4%*
North America	***622.0***	*596.0*	*4.4%*	*7.1%*
Asia-Pacific	***128.4***	*116.8*	*10.0%*	*12.2%*
Latin America	***50.0***	*43.2*	*15.8%*	*16.6%*

**Based on a comparable scope of consolidation and at constant exchange rates.*

- After enjoying like-for-like revenue growth of 8.6% in Europe in the first quarter, Essilor increased its market share, with 8.2% organic growth in the second quarter.
- The North American market remained very strong. Revenue gained 7.5% like-for-like in the second quarter, with sustained growth in Canada and in the prescription laboratory business in the United States.
- Second-quarter sales were also very robust in Latin America (up 26.2% like-for-like) and Asia-Pacific (up 11.5%). Brazil, China, India, Japan and Australia/New Zealand all reported significant gains.

Acquisitions

Essilor Canada, an Essilor subsidiary, recently acquired a majority stake in Optique Cristal Inc., a Quebec-based prescription laboratory with revenue of approximately CAD 2 million.

A conference call will be held today at 10:00 a.m., Paris time.

The number to dial is: +44 (0)207 750 9923

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20070712-3B4BA5FF/en/

Next financial announcement

First-half earnings will be released on August 30, 2007.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 244 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF.FP.

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 (0) 1 49 77 42 16

www.essilor.com

ESSILOR

COMMUNIQUE

Chiffre d'affaires du 1er semestre 2007
Une croissance hors change de 12 %

Charenton-le-Pont (12 juillet 2007 - 6h30) -- Au 30 juin, le chiffre d'affaires consolidé d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'euros	**1er semestre 2007**	1er semestre 2006	**Variation publiée**	**Croissance organique (*)**
Chiffre d'affaires consolidé	**1 475,6**	1 362,4	**+ 8,3 %**	**+ 8,4 %**

(*) à structure et taux de change comparables.

Après une forte progression de la croissance organique au premier trimestre (8,1 %), Essilor a enregistré un très bon deuxième trimestre avec une croissance homogène de ses ventes de 8,7%, ce qui porte celle du semestre à + 8,4 %. Il convient de rappeler que la base de comparaison avec le premier semestre 2006 était élevée (croissance homogène de 8,7 %).

L'activité a été caractérisée par une augmentation globale des volumes, notamment sur les verres à moyens et hauts indices, sur les verres progressifs et sur les verres photochromiques.
Le groupe a également bénéficié du déploiement des nouveaux produits, en particulier le verre progressif commercialisé sous les noms Anateo™ (pour BBGR en Europe) et Accolade™ (pour la distribution organisée dans le reste du monde), le verre antireflet aux propriétés antistatiques Crizal® Alizé® et Varilux Physio®, le verre progressif lancé au début de 2006.

L'effet de périmètre (+ 3,6 % au 30 juin) recouvre, pour la majeure partie, les premières acquisitions de 2007. Ces acquisitions, dont Novacel en Europe, OOGP aux Etats-Unis et ILT à Singapour, représentent un chiffre d'affaires additionnel en année pleine de 118 millions d'euros pour un prix d'achat de 101 millions d'euros. L'effet de périmètre comprend également les acquisitions effectuées en cours d'année 2006.

L'effet de change reste négatif mais s'est réduit au 2ème trimestre (- 2,4 %) pour atteindre - 3,7 % au 30 juin. Cette tendance est principalement due à l'appréciation de l'euro contre la plupart des monnaies.

Chiffre d'affaires par région

En millions d'euros	**1er semestre 2007**	1er semestre 2006	Variation publiée	Croissance organique (*)
Europe	***675,2***	*606,4*	*+ 11,3 %*	*+ 8,4 %*
Amérique du Nord	***622,0***	*596,0*	*+ 4,4 %*	*+ 7,1 %*
Asie-Océanie	***128,4***	*116,8*	*+ 10,0 %*	*+ 12,2 %*
Amérique latine	***50,0***	*43,2*	*+ 15,8 %*	*+ 16,6 %*

(*) à structure et taux de change comparables.

- Après un 1er trimestre à 8,6 % en croissance organique, Essilor a continué à renforcer ses parts de marché en Europe avec une progression de 8,2 % en croissance organique au 2ème trimestre.
- L'Amérique du Nord reste très dynamique (+ 7,5 % en croissance homogène au 2ème trimestre) notamment avec une croissance soutenue au Canada et pour l'activité des laboratoires de prescription aux Etats-Unis.
- Très belles performances de l'Amérique latine (+ 26,2 % en croissance homogène) et de l'Asie-Océanie (+ 11,5 % en croissance homogène) au 2ème trimestre avec des progressions significatives au Brésil, en Chine, en Inde, au Japon et en Australie/Nouvelle-Zélande.

Croissance externe

Essilor Canada, filiale d'Essilor, vient de prendre une participation majoritaire dans Optique Cristal Inc., un laboratoire de prescription situé au Québec (Canada) et qui réalise un chiffre d'affaires d'environ 2 millions de dollars canadiens.

Une conférence téléphonique aura lieu ce jour à 9 heures.

Le numéro à composer est : 01 72 30 96 32

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20070712-3B4BA5FF/fr/

Prochain rendez-vous :

Les résultats du 1er semestre 2007 seront publiés le 30 août 2007.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF.FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

www.essilor.com

COMMUNIQUE

Essilor renforce son réseau de laboratoires de prescription aux Etats-Unis

Charenton-le-Pont (20 juin 2007 - 6h30) -- Essilor of America, filiale d'Essilor International aux Etats-Unis, a acquis **Sutherlin Optical Company** et acheté les actifs de l'activité lunettes de sécurité de **Dispensers Optical Service Corp.**

Situé à Kansas City et Joplin, Missouri, **Sutherlin Optical** est un laboratoire de prescription distributeur de la marque Varilux®. Son chiffre d'affaires représente 13 millions de dollars et il emploie 75 personnes. Ses clients se trouvent principalement dans le Missouri et le Kansas.

L'activité de prescription de lunettes de sécurité de **Dispensers Optical Service Corp.** réalise un chiffre d'affaires de 5 millions de dollars et se trouve à Louisville dans le Kentucky.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 244 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

www.essilor.com

ESSILOR

NEWS RELEASE

Essilor Strengthens US Prescription Laboratory Network

Charenton-le-Pont, France (June 20, 2007 – 6:30 A.M.) – Essilor of America, Essilor International's US subsidiary, has acquired a majority stake in **Sutherlin Optical Company** and purchased the assets of **Dispensers Optical Service Corp.**'s safety prescription division.

Located in Kansas City and Joplin, Missouri, **Sutherlin Optical** is a prescription laboratory and distributor of the Varilux® brand, with $13 million in revenue and 75 employees. Its customers are mainly in Missouri and Kansas.

Dispensers Optical Service Corp.'s safety prescription division is a leading manufacturer of occupational eyewear. Based in Louisville, Kentucky, it generates $5 million in revenue.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 244 lens finishing laboratories and local distribution networks.

The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP.

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 (0) 1 49 77 42 16

www.essilor.com

END